Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

April 2, 2007

Mark P. Shuman, Branch Chief-Legal
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Global Advance Corporation
Amendment No. 2 to Registration Statement on Form SB-2
Filed: March 6, 2007
File No. 333-140320

Dear Mr. Shuman:

Enclosed herewith for filing on behalf of Global Advance Corporation. (the “Company”), pursuant to the Securities Exchange Act of 1933, please find the Company’s Amendment No. 2 to its Registration Statement on Form SB-2, marked to show the changes to the Company’s Amendment No. 1 to its Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on March 6, 2007.

We received your letter of March 29, 2007, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Cover Page

1.
Please see our prior comment 1. It appears that you have not included all of the information required by Item 501 of Regulation S-B to be on the front of the Cover Page, specifically items 501(a)(5) and 501(a)(7). Please note that we have suggested that you omit the table in order to simplify the disclosure and to save space for the required disclosure. Additionally, the information contained in the table appears to be provided by the paragraph of text on the cover page. Rule 421(d) requires you to avoid redundancies on the cover page of your filing, please comply.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of March 29, 2007 for Registration Statement on Form SB-2, for Global Advance Corporation.
April 2, 2007

Response
We have reformatted the Registration Statement on Form SB-2 to comply with Item 501 of Regulation S-B.

2.
Further, we note that you included the discussion of the expenses of the offering on the Cover page rather than under the caption, “Our Direct Public Offering” as we had requested in our comment 2. Please revise to include this disclosure on the appropriate, specified, section. Please also note that we show that the $25,001 would amount to 25.011% of the gross offering proceeds and not the 35% stated in the added disclosure.

Response
We have revised the disclosure as requested.

Inside Cover Page

3.	Provide a table of contents on the inside cover or the back outside cover of the prospectus. See paragraph (1) of Item 502 of Regulation S-B. Additionally, please add page numbers to your prospectus.

Response
We have added a table of contents and corrected the page numbering of the prospectus.

Management’s Discussion and Analysis

4.
Your added disclosure indicates that the estimates of time “are coming from the Company Ideal Puss from whom the Company acquired the technology.” The statements contained in the filing should be those of Global Advance, and disclosure that is inconsistent with this should be eliminated or modified to conform with the requirements of Rule 436. It appears you should revise or modify to state the estimates as the beliefs of the company which it formed, based on discussions with Idea Plus. Either delete the final sentence of the added paragraph or revise to more fully explain why Idea Plus’ views “can be relied upon.” Provide the consent of Idea Plus as an exhibit, if you retain assertions regarding its expertise and the reliability of its estimate.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of March 29, 2007 for Registration Statement on Form SB-2, for Global Advance Corporation.
April 2, 2007

Response
We have revised the disclosure and removed the last sentence.

This letter responds to all comments contained in your letter of February 27, 2007. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

Michael S. Krome

cc:	Oren Rozenberg
Chief Executive Officer
Global Advance Corporation